UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Great Elm Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

390320109
(CUSIP Number)

Peter A. Reed
Great Elm Group, Inc.
800 South Street, Suite 230
Waltham, MA 02453
Telephone Number: (617) 375-3006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 390320109	Page 2 of 8
1	NAMES OF REPORTING PERSONS
Great Elm Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,425,644

	8	SHARED VOTING POWER
429,150

	9	SOLE DISPOSITIVE POWER
5,425,644

	10	SHARED DISPOSITIVE POWER
429,150

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,854,794

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          Based on 21,975,334 shares of Common Stock, par value $0.01, outstanding, which includes 21,975,334 shares as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer on November 9, 2020).

CUSIP No. 390320109	Page 3 of 8
1	NAMES OF REPORTING PERSONS
Forest Investments, Inc. (f/k/a Great Elm Capital Group, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 390320109	Page 4 of 8
EXPLANATORY NOTE

This Amendment No. 2 to the statement of beneficial ownership on Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D originally filed by Great Elm Capital Group, Inc. with the United States Securities and Exchange Commission (the “SEC”) on October 1, 2019, as amended by Amendment No. 1 dated October 1, 2020 (as so amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 2 shall have the meaning ascribed to them in Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

This Schedule 13D is being jointly filed by Great Elm Group, Inc., a Delaware corporation (“GEG”) and Forest Investments, Inc. (f/k/a Great Elm Capital Group, Inc.), a Delaware corporation (“Forest” and, together with GEG, the “Reporting Persons”, and each, a “Reporting Person”).

Pursuant to certain agreements with J.P. Morgan Broker-Dealer Holdings Inc. (“JPM,”) and following the consummation of the Reorganization (as defined below), among other things, JPM acquired 20% of Forest’s common stock.

The name, present principal employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of each of the Reporting Persons is set forth on Annex A hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 29, 2020, Great Elm Capital Group, Inc. (“GEC”) implemented a holding company reorganization (the “Reorganization”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 21, 2020, by and among GEC, GEG, and Forest Merger Sub, Inc., a Delaware corporation, which resulted in, among other things, GEG owning all of the outstanding capital stock of GEC and GEC changing its name to “Forest Investments, Inc.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based on 21,975,334 shares of Common Stock outstanding, which is the number of shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer with the SEC on November 9, 2020.

GEG may be deemed to beneficially own 5,854,794 shares of Common Stock, which represents approximately 26.6% of the issued and outstanding shares of Common Stock.  Such shares of Common Stock beneficially owned by the Reporting Person include (i) the shares of Common Stock held directly by GEG, over which GEG has sole voting and dispositive power and (ii) the shares of Common Stock held by Great Elm Opportunities Fund I, LP, a Delaware limited partnership (“GEOF”), over which GEG has shared voting and dispositive power. GEG’s wholly-owned subsidiary, Great Elm Opportunities GP, Inc., a Delaware corporation, serves as the general partner of GEOF.

To the Reporting Persons’ knowledge, the directors and executive officers of the Reporting Persons beneficially own in the aggregate 3,806,002.4396 shares of Common Stock, which represents approximately 17.3% of the issued and outstanding shares of Common Stock.

Upon consummation of the Reorganization described above, the shares of Common Stock held directly by GEC were transferred to GEG. As a result, Forest no longer beneficially owns these shares of Common Stock, nor does Forest have the sole or shared power to vote, or direct the vote, or the sole or shared power to dispose of, or direct the disposition of, any shares of Common stock. Following the filing of this Amendment No. 2, Forest will no longer be a Reporting Person with respect to the Issuer.

CUSIP No. 390320109	Page 5 of 8
(c) – In addition to the Reorganization described above and monthly stock distributions paid by the Issuer, certain of the directors and officers of GEG, in their individual capacity, acquired an aggregate of 576 shares of Common Stock in open market purchases in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 3 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 6.

Reference to, and the description of, the Merger Agreement set forth herein is not intended to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, which is included as Exhibit 99.2 to this Amendment No. 2.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

The following documents are filed as exhibits to this Amendment No. 2:

Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2
Agreement and Plan of Merger, dated December 21, 2020, by and among Great Elm Capital Group, Inc., Great Elm Group, Inc. and Forest Merger Sub, Inc. (incorporated by reference to the Form 8-K12B filed on December 29, 2020 by Great Elm Group, Inc. (File No. 001-39832))

CUSIP No. 390320109	Page 6 of 8
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 2020

GREAT ELM GROUP, INC.

By:	/s/ Adam Kleinman
	Name:	Adam Kleinman
	Title:	President, Chief Operating Officer and Secretary

FOREST INVESTMENTS, INC.

By:	/s/ Brent J. Pearson
	Name:	Brent J. Pearson
	Title:	Chief Financial Officer

CUSIP No. 390320109	Page 7 of 8
 ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF
EACH REPORTING PERSON

FOREST INVESTMENTS, INC.

The following table sets forth certain information with respect to the directors and executive officers of Forest. Each of the directors and executive officers listed below are United States citizens and have a business address of 800 South Street, Suite 230, Waltham, MA 02453.

Name	Present Principal Employment

Directors

Matthew A. Drapkin
Chief Executive Officer & Portfolio Manager of Northern Right Capital Management, L.P. (an asset manager focused on constructive activist investing in small cap public companies), at 9 Old Kings Hwy. S., Darien, CT 06820.

Alan Dawes	Director.

James H. Hugar	Director.

James P. Parmelee
Managing Director of Hamilton Robinson Capital Partners (a private equity firm investing in middle-market specialty manufacturing, industrial technology and business services companies in the United States and Canada), at 301 Tresser Blvd, Suite 1333, Stamford, CT 06901.

Jason W. Reese
Co-Founder, Chairman and Chief Executive Officer of Imperial Capital Asset Management (a registered investment advisor which has managed various hedge funds, investment partnerships, a private REIT and a private equity fund), and Co-Founder and Executive Committee Member of Imperial Capital, LLC (a registered broker-dealer), each at 10100 Santa Monica Blvd., Suite 2400 Los Angeles, California 90067.

Executive Officers

Peter A. Reed	Chief Executive Officer.

Brent J. Pearson	Chief Financial Officer and Chief Accounting Officer.

Adam M. Kleinman	President, Chief Operating Officer and Secretary.

CUSIP No. 390320109	Page 8 of 8
GREAT ELM GROUP, INC.

The following table sets forth certain information with respect to the directors and executive officers of GEG. Each of the directors and executive officers listed below are United States citizens and have a business address of 800 South Street, Suite 230, Waltham, MA 02453.

Name	Present Principal Employment

Directors

Peter A. Reed	Chief Executive Officer.

Matthew A. Drapkin
Chief Executive Officer & Portfolio Manager of Northern Right Capital Management, L.P. (an asset manager focused on constructive activist investing in small cap public companies), at 9 Old Kings Hwy. S., Darien, CT 06820.

Thomas S. Harbin III	Managing Partner, Source Capital, LLC (a private equity firm focused on investing in U.S.-based companies in the lower-middle market), at 75 Fourteenth Street, Suite 2700, Atlanta, Georgia 30309.

James H. Hugar	Director.

James P. Parmelee
Managing Director of Hamilton Robinson Capital Partners (a private equity firm investing in middle-market specialty manufacturing, industrial technology and business services companies in the United States and Canada), at 301 Tresser Blvd, Suite 1333, Stamford, CT 06901.

Jason W. Reese
Co-Founder, Chairman and Chief Executive Officer of Imperial Capital Asset Management (a registered investment advisor which has managed various hedge funds, investment partnerships, a private REIT and a private equity fund), and Co-Founder and Executive Committee Member of Imperial Capital, LLC (a registered broker-dealer), each at 10100 Santa Monica Blvd., Suite 2400 Los Angeles, California 90067.

Eric J. Scheyer	Partner, Magnetar Capital (a hedge fund focused on investing in fixed income, energy, quantitative and event-driven strategies), at 1603 Orrington Avenue, 13th Floor Evanston, Illinois 60201.

Jeffrey S. Serota	Vice Chairman at Corbel Capital Partners (an alternative lower middle-market debt manager), at 11777 San Vicente Blvd, Suite 777, Los Angeles, CA 90049.

Executive Officers

Peter A. Reed	See above.

Brent J. Pearson	Chief Financial Officer and Chief Accounting Officer.

Adam M. Kleinman	President, Chief Operating Officer and Secretary.